February 3, 2025
VIA CERTIFIED MAIL VIA REGISTERED AGENT
Aadi Bioscience, Inc. Aadi Bioscience, Inc.
Attn: Board of Directors c/o The Corporation Trust Company
17383 Sunset Boulevard, Suite A250 1209 Orange Street
Pacific Palisades, CA 90272 Wilmington, DE 19801
RE: Demand for Inspection of Books and Records
Dear Board of Directors:
We represent BML Investment Partners, L.P. (“Stockholder”), a stockholder of
Aadi Bioscience, Inc. (the “Company” or “Aadi”). This letter is Stockholder’s demand to inspect certain books and records of the Company (the “Demand”) pursuant to 8 Del. C.
§ 220 (“Section 220”) relating to the Aadi’s decision to pass up a favorable sale of the
Company in favor of a dilutive, discounted, and conflicted financing agreement and the sale of its main asset, while preserving managements’ employment and compensation.
Evidence of Stockholder’s continuous stock ownership is attached hereto as
Exhibit 1. A power of attorney appointing Morris Kandinov LLP to act on behalf of
Stockholder is attached hereto as Exhibit 2.
I. PURPOSES FOR DEMAND
The purpose of this Demand is to: (i) investigate potential mismanagement, negligence, destruction of shareholder value, breaches of fiduciary duty, and/or other legal violations by the Company’s Board of Directors (the “Board”), relating to the matters described herein; (ii) determine whether to institute litigation, make a demand on the Board, or take other corrective action in connection therewith; (iii) communicate with
Aadi stockholders concerning governance of the Company; and (iv) evaluate the independence of the members of the Board.
Aadi Bioscience, Inc.
February 3, 2025

II. BASIS FOR DEMAND
The grounds supporting this demand are as follows:
A. The Company
Aadi is a corporation organized under Delaware law that claims to be developing precision therapies for genetically defined cancers. Aadi Subsidiary Inc. (“Aadi Sub”) is a Delaware corporation that is a wholly owned subsidiary of Aadi.
Aadi’s main product is FYARRO, which has been approved by the U.S. Food and
Drug Administration for treatment of adult patients with PEComa. The Company describes FYARRO as its “lead drug product,” and it has been the sole source of its product sales. Sales of FYARRO generated $7.2 million and $18.7 million net for the three and nine months ended September 30, 2024, respectively. FYARRO is wholly owned by Aadi Sub.
B. The Valuable Acquisition Proposals
The Company has disclosed that, in 2024, it solicited and received proposals from multiple bidders to acquire the entire company at favorable prices.
Specifically, on September 20, 2024, the Company received a bid from a publicly unidentified bidder (“Bidder A”) for the entire company for (i) $3.11 per share on a fully diluted basis, an implied premium of 70% over the closing price on September 19, 2024
($1.83); and (ii) a contingent value right (“CVR”) that would pay up to an additional
$20.0 million in the aggregate, contingent upon the achievement of certain commercial milestones.
Then, on October 17, 2024, Kaken Pharmaceutical Co., Ltd. (“Kaken”) submitted a non-binding indication of interest to acquire all of the outstanding shares of Aadi for
$80.0 million, on a cash-free, debt-free basis (the “October Kaken Bid”), representing an implied premium of 145% over the closing price of $2.13 as of October 15, 2024. The
Board estimated that that October Kaken Bid would result in a share price of “$4.38 to
$4.74 per share, depending on projected cash ranges … at year end.”
Each of these proposals offered substantial, guaranteed, and immediate value to
Aadi stockholders, who would receive a premium for their shares. Nevertheless, the
Board appears to have rejected both proposals in favor of pursuing a sale of only
FYARRO and then purchasing a portfolio of risky pre-clinical assets from a Chinese company, at least in part for self-interested reasons.
Aadi Bioscience, Inc.
February 3, 2025

C. The FYARRO Divestiture
On November 12, 2024, the Company directed its advisers at Leerink Partners
(“Leerink”) to focus on a transaction through which Kaken would acquire the FYARRO business by purchasing Aadi Sub rather than purchasing the entire Aadi business as initially proposed. At the Board’s direction, Leerink sent a draft stock purchase agreement
(the “Divestiture Agreement”) to Nomura, Kaken’s adviser, and the parties began negotiations, eventually agreeing to a transaction for only the FYARRO assets, which was announced on December 19, 2024.
Under the Divestiture Agreement, Kaken will pay $100 million to acquire the
FYARRO business by purchasing Aadi Sub on a debt-free and cash-free basis. Aadi will lose its most valuable asset (FYARRO) and will license a portfolio of highly risky preclinical assets (partially financed with stock issued at half of net asset value). Aadi management, for their part, will preserve their employment and compensation, and Aadi’s directors will retain their positions on the Board.
D. The PIPE
In order divest the FYARRO assets and continue operating, Aadi determined that it was required to raise cash, and it did so on unfavorable and dilutive terms that were not in the best interests of stockholders. Specifically, on December 19, 2024, contemporaneously with the Divestiture Agreement, Aadi announced a PIPE financing for $100 million (the “PIPE Financing”) involving the sale of stock and warrants to a collection of purchasers (collectively, the “PIPE Investors”), including entities affiliated with four members of the Board.
The PIPE Financing was highly dilutive to the Company’s existing stockholders.
While the Company currently has 24,680,708 shares of outstanding common stock and
2,426,493 pre-funded warrants, the PIPE Financing requires the issuance of
(i) 21,592,000 shares common stock at a price of $2.40 per share and (ii) 20,076,500 prefunded warrants to acquire common stock (the “Pre-Funded Warrants”) at an exercise price of $0.0001 per share. Thus, assuming the PIPE Investors exercise the Pre-Funded
Warrants, the securities issued in the PIPE Financing will account for approximately 61%
of the total shares outstanding following such exercise, representing approximately 150%
dilution of pre-PIPE shares.
The Board did not obtain a fairness opinion to ensure the terms of the PIPE
Financing were in the best interest of the Company’ stockholders. Quite the opposite, the
Company’s investment banking firm, Jefferies, LLC (“Jefferies”), warned Aadi that a
PIPE was inadvisable because there was little interest from potential investors. Among other things, Jeffries cautioned that “there had been significant resistance to pricing the
Aadi Bioscience, Inc.
February 3, 2025

PIPE Financing at a substantial premium to the then-current market price ($2.41 as of close of trading on December 12, 2024), notwithstanding potential value attributable to the proposed sale of the FYARRO business, from the unaffiliated third party investors leading such discussions with Jefferies.” Instead, “investors were interested in the PIPE
Financing only at a price per share reflecting a discount to Aadi’s per share dissolution value due to the preclinical nature of the ADC Programs and length of time to reach value inflection points following the closing.” The Board pressed ahead anyway with the PIPE
Financing, despite Jeffries’ warnings.
To make matters worse, if the Board truly believed the Divestiture Agreement was a good deal for the Company, it could have announced that deal and permitted stockholders to realize the financial benefits. Instead, it delayed disclosure of the
Divestiture Agreement and instead announced it simultaneously with the PIPE Financing, enabling the PIPE Investors to justify a lower price and more favorable terms. As a result, any beneficial effect of the Divestiture Agreement was mooted by the disclosure of the highly dilutive and unfavorable PIPE.
The Board’s pursuit of the PIPE Financing was, at best, reckless, and potentially appears to have been motivated by self-interest. Insiders, including at least four members of the Board, control over 30% of currently outstanding Company shares and are participating in the PIPE Financing, and thus stand to acquire shares at a substantial discount to dissolution value. Making matters still worse, it appears that these insiders will be permitted to participate in the stockholder vote to approve the PIPE Financing despite their self-interest to approve the deal at the expense of other stockholders.
The Board failed to maximize stockholder value (including with respect to the
October Kaken Bid), despite the potentially tremendous opportunities available to stockholders. The Board owed fiduciary duties to protect the interests of stockholders and guard against self-interest and potential conflicts with management. This Demand investigates the Board’s process and independence in proceeding with a dilutive PIPE
Financing priced at a substantial discount to dissolution value and rejecting out-of-hand a lucrative cash offer for the entire Company.
III. BOOKS AND RECORDS REQUESTED
Stockholder has a credible basis to investigate the matters set forth above. The investigation of breaches of fiduciary duty, mismanagement, or other corporate wrongdoing is a proper purpose under Section 220. See King v. Verifone Holdings, Inc.,
12 A.3d 1140, 1147 (Del. 2011); see also, e.g., Bucks Cnty. Emp. Ret. Fund v. CBS Corp.,
2019 WL 6311106, at *5 (Del. Ch. Nov. 25, 2019) (“[T]he desire to investigate mismanagement or wrongdoing is a proper purpose.”); Melzer v. CNET Networks, Inc.,
934 A.2d 912, 917 (Del. Ch. 2007) (“There is no shortage of proper purposes under
Aadi Bioscience, Inc.
February 3, 2025

Delaware law, but perhaps the most common proper purpose is the desire to investigate potential corporate mismanagement, wrongdoing or waste.”).
Delaware law requires only a showing of a “credible basis from which the Court of Chancery can infer” possible mismanagement when seeking books and records.
Amalgamated Bank v. Yahoo! Inc., 132 A.3d 752, 777 (Del. Ch. 2016). A credible basis may be met by showing “through documents, logic, testimony or otherwise, that there are legitimate issues of wrongdoing.” Lebanon Cnty. Emp. Ret. Fund v. AmerisourceBergen
Corp., No. CV 2019-0527-JTL, 2020 WL 132752, at *8 (Del. Ch. Jan. 13, 2020). “Section
220 entitles a stockholder to inspect all books and records that are necessary to accomplish that stockholder’s proper purpose.” KT4 Partners LLC v. Palantir Techs. Inc.,
No. 281, 2018, 2019 WL 347934, at *2 (Del. Jan. 29, 2019).
Pursuant to Section 220, and for the reasons set forth above, Stockholder demands the right to inspect and copy the following books and records. Unless otherwise specified, the relevant time period is July 1, 2024 to present.
1. Board Materials1 concerning any review, evaluation, or assessment of the value of the Company, Aadi Sub, or FYARRO.
2. Board Materials concerning the October Kaken Bid, the proposal submitted by Bidder A, or any other proposal to sell or acquire the Company, or the
Board’s consideration of any such proposal.
3. Board Materials concerning the Divestiture Agreement or any other proposal to sell or divest Aadi Sub or FYARRO, or the Board’s consideration of any such proposal.
4. Board Materials concerning the PIPE Financing, the PIPE Agreement, or any other proposed financing arrangement considered by the Board.
5. All contracts and agreements with any advisor or consultant (including, but not limited to Jefferies) to the Company, the Board, or any committee of the
Board related to the PIPE Agreement or the Divestiture Agreement.
1 “Board Materials” include, for the Board and any committee of the Board: resolutions;
meeting minutes and other records of the Board’s deliberations; and presentations, memoranda, and other informational materials prepared or distributed in connection with
Board or committee meetings.
Aadi Bioscience, Inc.
February 3, 2025

6. Documents identifying the members of the PIPE Pricing Committee formed by the Board in connection with the PIPE.
7. Documents concerning the selection or appointment of the members of the
PIPE Pricing Committee or the resignation or removal of any member of the committee.
8. All documents or materials provided to, considered by, or prepared by or on behalf of the PIPE Pricing Committee.
9. All communications with bidders, potential bidders, and interested parties related to the sale or purchase of the Company, Aadi Sub, or FYARRO.
10. All communications with PIPE Investors, potential PIPE Investors, or parties interested in participating in the PIPE.
The books and records set forth above are, in our view, described with sufficient particularity and directly relate to Stockholder’s proper purposes. We request that you respond to this Demand no later than five business days after its receipt, so that we may arrange a mutually convenient time and place for us to inspect the above-mentioned books, records, and minutes. If you need more time to produce the requested books, records, and minutes, we are amenable to discussing a reasonable timeframe. In addition, we are willing to enter into an appropriate confidentiality agreement covering the documents Stockholder will inspect.
If the Company contends that this Demand is incomplete or is otherwise deficient in any respect, please notify us immediately in writing setting forth the facts that the
Company contends support its position and specifying any additional information it believes is required. In the absence of such prompt notice, we will assume that the
Company agrees that this Demand complies in all respects with the requirements of
Section 220.
On behalf of Stockholder, we affirm that the purposes for the Demand set forth above constitute a true and accurate statement of the reasons our client desires to review the books and records set forth above, and that the Demand is made in good faith and under the penalty of perjury.
Please have your counsel contact us immediately to further discuss this matter.
Aadi Bioscience, Inc.
February 3, 2025

Sincerely,
Andrew W. Robertson
EXHIBIT 1
OATH AND BROKERAGE STATEMENT
DECLARATION
)
)
Ss:
STATE OF INDIANA
COUNTY OF BOONE
I, Brad Leonard, the Managing Member of BML Capital Management, LLC,
the general partner of BML Investment Partners, L.P. ("BML"), being duly sworn, hereby state that BML is a beneficial shareholder of Aadi Bioscience, Inc. (“Aadi"
or the "Company"). BML has held Aadi shares since August 21, 2004. I am familiar with the securities, and I am authorized and empowered to execute this Declaration.
Attached hereto is a true and correct copy of an account statement demonstrating
BML's current ownership.
I further state that I have read the foregoing letter addressed to the Company's
Board of Directors making a demand pursuant to Section 220 of the Delaware
General Corporation Law to inspect certain books and records of the Company. I believe the statements therein to be true and correct to the best of my knowledge, information, and belief. I affirm the foregoing statements to be true under penalty of perjury of the laws of the United States.
Executed this_3_day ofFebruary2025.
Brad Leonard
ie
BR STMT
Investments, other than Brokered Certificates of Deposits, are not FDIC insured, may lose value, and are not bank guaranteed − see important disclosures on the reverse of your account summary page.
515D119D19
75C 39C3F9
DC525CAC5C
D629C 91D8
529C8D8A68
79C24A1E79
DC87E14D8C
DA5B8133BD
527A729BBC
FDCDEDCCFD
Wells Fargo Securities, LLC
PO BOX 5120
SIOUX FALLS, SD 57117−5120
1−800−645−3751
BML INVESTMENT PARTNERS, L.P.
ATTN: BRAD LEONARD
65 E CEDAR − SUITE 2
ZIONSVILLE, IN 46077
If you have multiple WFS accounts and have requested «house−holding¦ we have included the statements that pertain to those accounts in this single envelope.
004999 1001023 0013 1S027 UN#4110397−00001006 76684−0010 87826 01/03/25 P
BML INVESTMENT PARTNERS, L.P. Page 3 of 11
Account Number 737 Statement Ending: December 31, 2024
Portfolio Holdings
Cash and Money Market Funds USD
Equities USD
Equities − Long Positions
Account Market Market Annual Estimated
Description Security ID Type Quantity Price Value Yield Annual Income
AADI BIOSCIENCE INC AADI MARGIN 2,100,000.00 3.15 6,625,500.00 0.00 0.00
EXHIBIT 2
POWER OF ATTORNEY
LIMITED POWER OFATTORNEY
The undersigned, Brad Leonard, the Managing Member of BML Capital
Management, LLC, the general partner of BML Investment Partners, L.P. ("BML"), which is a beneficial owner of shares of Aadi Bioscience, Inc. (“Aadi" or the
"Company"), is authorized and empowered to, and does hereby make, constitute and appoint the law firm of Morris Kandinov LLP, and its partners, associates, employees, co-counsel or other persons designated by it, acting singly or in combination, as BML's true and lawful agent and attorney-in-fact with the power and authority to act in BML's place and stead and on BML's behalf to make a demand pursuant to Section 220 of the Delaware General Corporation Law to inspect certain books and records of the Company as set forth in the foregoing letter to the
Company's Board of Directors, and to do all other things which the Stockholder could do pursuant to Section 220 of the Delaware General Corporation Law.
Executed this 3_day ofFebruary2025.
Brad Leonard